[LETTERHEAD]
February 26, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Transamerica Series Trust (the “Registrant”) File No.: 333-164489 333
Dear Sir or Madam:
Pursuant to Rule 485(b) under the Securities Act of 1933, as amended, attached for filing via the EDGAR system is Post-Effective Amendment No. 1 to the Registration Statement filed on Form N-14, as filed on January 22, 2010 (SEC Accession No. 0000950123-10-004577) (the “Registration Statement”), on behalf of the above-referenced Registrant. The purpose of this amendment is to file the consent of Independent Registered Certified Public Accounting Firm relating to the Registration Statement.
     Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1814.

Very truly yours,
/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President, Chief Compliance Officer and Conflicts of Interest Officer